SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 May 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



press release

May 29, 2007


                BP AGREES MAJOR EXPLORATION AND PRODUCTION DEAL
                                   WITH LIBYA

  "BP's single biggest exploration commitment," says BP group chief executive.


BP and its Libyan partner, the Libya Investment Corporation (LIC), today signed a major exploration and production agreement with Libya's National Oil Company
(NOC). The initial exploration commitment is set at a minimum of $900million, with significant additional appraisal and development expenditures upon exploration success.

The agreement was signed today in Sirt, Libya, by BP's group chief executive Tony Hayward and NOC chairman, Shokri Ghanem.

BP and the LIC will explore around 54,000 square kilometres (km2) of the onshore Ghadames and offshore frontier Sirt basins, equivalent to more than ten of BP's operated deepwater blocks in Angola. Successful exploration could lead to the drilling of around 20 appraisal wells.

During this exploration and appraisal phase, BP will acquire 5,500km of 2D seismic and 30,000km2 of 3D seismic and will drill 17 exploration wells.

"We are delighted to be working with the National Oil Company of Libya to develop their natural resources for domestic and international markets. Our agreement is the start of an enduring, long-term and mutually beneficial partnership with Libya," said Tony Hayward, BP group chief executive.

"With its potentially large resources of gas, favourable geographic location and improving investment climate, Libya has an enormous opportunity to be a source of cleaner energy for the world," said Hayward.

"This is a welcome return to the country for BP after more than 30 years and represents a significant opportunity for both BP and Libya to deliver our long term growth aspirations," said Hayward. "It is BP's single biggest exploration commitment."

BP will spend $50 million on education and training projects for Libyan professionals during the exploration and appraisal period, and, upon success, a further $50 million from commencement of production. The education and training programmes will be designed and managed in partnership with the NOC.

"The agreement reached today is a great success for Libya, the NOC and also for BP," said Hayward.


Note to editors

- For comparison, the acreage awarded in the North Ghadames block alone is the size of Kuwait. The acreage in the offshore Sirt basin is the size of Belgium or nearly three North Sea quadrants. In total the acreage is more than ten times the size of BP-operated Block 31 in Angola where BP has announced 14 discoveries so far, or more than 2000 Gulf of Mexico deepwater blocks.

- This agreement follows a Memorandum of Understanding signed between BP and the NOC in October 2005. BP submitted its formal proposal to the NOC in April 2006. Negotiations commenced in July 2006.

- This agreement represents a significant step forward in meeting the NOC's objectives as set out in its 'Exploration Master Plan' for 2005-2015. The Master Plan seeks to increase reserves to 20 billion barrels of oil equivalent by increasing exploration in offshore and 'frontier' areas and through the application of modern exploration technologies, and to increase production to
  3.5 million barrels per day (mmbpd) by 2020 (the equivalent production rate of the 1970s). To achieve this, the NOC is targeting a minimum of 50 wildcat wells drilled per year and the shooting of a minimum of 4000 km2 of 3D seismic and 10,000 km of 2D seismic per year. These targets will be met through existing NOC and Joint Venture operations and through investment by international oil companies expected to total some $7 billion.

- Sirt and Ghadames are two of Libya's five major basins. Sirt onshore has been the most productive to date, having produced over 20 billion barrels of oil equivalent.

- Offshore deepwater Sirt is believed to be 'on trend' geologically with onshore Sirt and is thought to be a buried rift with multiple play opportunities like those found in the North Sea where BP has considerable experience.

- Ghadames basin is thought to be part of, and similar geologically, to the prolific Illizi and Berkine basins. Previous drilling in the 1970s and 1980s was based on early vintage 2D seismic data. BP plans to acquire extensive 3D seismic data using proprietary and the latest technologies. The offshore, deepwater Sirt acreage in water depths beyond 2000m, up to 300 km offshore is presently unexplored. It is considered a frontier deepwater basin, and a potential extension of the onshore Sirt basin.

- The Libyan Investment Corporation is a corporate entity headquartered in Tripoli, Libya. It was established by Decree 208 (dated August 28th 2006) of the Libyan General Peoples' Committee (the Libyan Cabinet). The LIC is an 'umbrella' organisation that oversees and manages a series of government investment funds, which invest in opportunities in Libya and internationally - most notably in Africa and the Arab world - in areas such as agriculture, real estate, infrastructure, oil and gas and in shares and bonds.

- BP is one of the world's largest oil and gas companies, producing almost 4 million barrels of oil and gas and serving millions of customers every day. It operates in more than 100 countries across six continents. BP's business segments are Exploration and Production; Refining and Marketing; and Gas, Power and Renewables which includes its Alternative Energy business. Through these business segments, BP provides fuel for transportation, energy for heat and light, retail services, and petrochemicals products.

- The education and training programmes being considered include upgrading NOC's two primary Petroleum Training Centres; enhancing the skills of Libyan technicians and operators; developing a learning and competency development programme for Libyans in technical and professional roles, including in senior management positions; enhancing English language skills; and developing training programmes for Libyan suppliers and service companies to enhance their ability to compete for contracts with international oil companies. Opportunities to enhance Libya's formal education system will be explored, including academic exchanges between Libyan institutions and international centres of excellence.

                                    - ENDS -


Further information:

BP Press Office           +44 (0)207 496 4076        out of hours 0207 496 5129.
Robert Wine:              + 44 (0)207 496 4827;      m (0)7776 166439
David Nicholas:           +44 (0)207 496 4708;       m (0)7831 095541
Sheila Williams:                                     m (0)7788 190449




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  30 May 2007                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary